

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2014

Via Email
Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94556

> **Re:** **Apple Hospitality REIT, Inc.**
> **Schedule TO-T filed May 20, 2014 by Coastal Realty Business Trust,**
> **SCM Special Fund 3 LP, and Mackenzie Capital Management LP**
> **File No. 005-86821**

Dear Mr. Patterson:

We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T

1. Please clarify the parties which are "bidders" in the offer, as such term is defined in Rule 14d-1(c)(1). In this respect, it does not appear that Mackenzie Capital Management, LP or Sutter Capital Management, LLC is identified as a bidder in your materials. Please provide your analysis of whether these entities should be identified as co-bidders in the tender offer. Please refer to Section II.D.2. of the November 14, 2000 Current Issues Outline available at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm

Summary Term Sheet

What is the Market Value of My Shares

2. You reference the market price of shares as reported by independent sources and disclose that you do not know whether the information is accurate and complete. We remind you that you are responsible for the accuracy and completeness of the disclosure included in

Mr. Chip Patterson
Mackenzie Capital Management LP
May 29, 2014
Page 2

the Offer to Purchase. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy or completeness. Please confirm your understanding.

Section 3. Procedures for Tendering Shares

3.   Notwithstanding the disclosure appearing in the Offer Conditions section, we noticed the repeated statements that the Purchasers will make determinations that all determinations described in this section "shall be final and binding" upon all persons who tender. Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that unit holders may challenge the Purchasers' determinations and make conforming changes to the Withdrawal Rights section in Section 4.

Section 13. Conditions of the Offer

4.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

·   the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3757 if you have any questions regarding our comments. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions